October 20, 2005



Mr. Jay M. Gratz
Executive Vice President, Chief Financial Officer
Ryerson Tull, Inc.
2621 West 15th Place
Chicago, IL  60608


	Re:	Ryerson Tull, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 22, 2005
		File No. 001-09117


Dear Mr. Gratz:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Five Year Summary of Selected Financial Data and Operating Results
-
Continuing Operations, page 19

1. We note your disclosure of "inventory - current value" and "inventory turnover - current value basis" and the related footnote eight to the table presented on page 19. Please amend your filing to include the disclosures required by Item 10 of Regulation S-K.

Note 4, Long-term Debt, page 50

$175 million 3.50% Convertible Senior Notes, page 52

2. Your disclosures indicate the convertible senior notes due 2024 have an "initial conversion price of approximately $21.37 per share...subject to customary anti-dilution adjustments." Please describe how the conversion price is affected by the customary anti-dilution adjustments and identify the related agreements and sections within those agreements, which provide for these terms.

3. Tell us what consideration you have given to SFAS 133, EITF 00-
19
and other related accounting guidance and identify the conclusions you reached in accounting for the conversion feature of your convertible senior notes due 2024.

Note 18, Condensed Consolidating Financial Statements, page 70

4. Rule 3-10 of Regulation S-X allows for the presentation of financial statements of guarantors of securities on a condensed consolidating basis if certain criteria are met. Please expand your disclosure to state, if true, that convertible notes due 2024 and the senior notes due 2011 are fully and unconditionally guaranteed by Ryerson Tull Procurement Corporation.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

??

??

??

??

Mr. Jay M. Gratz
Ryerson Tull, Inc.
October 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010